UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

e-SIM LTD. (formerly EMULTEK LTD.)

5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM Ltd.

Date: September 1, 2002

By ______________________
Yaron Eldad, CFO

FOR IMMEDIATE RELEASE

MEDIA CONTACT:
Shaindy Babad
e-SIM Ltd.
+1-888-742-9364
shaindy@e-sim.com

INVESTOR CONTACT:
Yaron Eldad
e-SIM Ltd.
+972-2-587-0770
yaron@e-sim.co.il

Eastcom Licenses e-SIM Software as Part of Motorola's i.250 Platform

Jerusalem, Israel, August 6, 2002 – e-SIM (NASDAQ:ESIM.OB), the leader in advanced simulation technology for product design, development, web based customer support, training and marketing announced that Eastcom, a leading manufacturer of mobile communications products, has licensed RapidPLUS technology incorporated in Motorola's (NYSE: MOT) i.250 2.5G Innovative Convergence Platform. The i.250 is a comprehensive silicon-to-software solution for GSM/GPRS wireless handsets. RapidPLUS will be used by Eastcom as a tool to customize the HMI of i.250-based handsets and quickly deploy products with the customized features.

As part of this agreement, Eastcom licensed the RapidPLUS CODE development and code generation tool, as well as its State Machine Runtime Engine, which will be incorporated in each of its handsets.

RapidPLUS technology enables Eastcom and other Motorola customers to save significant development time and costs and enables the development of derivative platforms and implementation of changes with minimal effort. In addition, simulations created with RapidPLUS can be used by Eastcom to facilitate demonstrating, marketing, training and customer support activities as well.

About e-SIM

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com) is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle by easily creating simulated computer prototypes that are fully functional, interactive and behaviorally identical to the manufactured products and systems. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, "virtual products" that look and behave like real products, over the Internet or intranet. e-SIM's customer support Web service, LiveManuals (http://www.livemanuals.com), featuring its proprietary product simulations from multiple manufacturers, interactive user manuals, personal product folios for easy reference, comprehensive manufacturer support information and extended warranties.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

###

FOR IMMEDIATE RELEASE

MEDIA CONTACT:
Shaindy Babad
e-SIM Ltd.
+1-888-742-9364
shaindy@e-sim.com

INVESTOR CONTACT:
Yaron Eldad
e-SIM Ltd.
+972-2-587-0770,
yaron@e-sim.co.il

RTX Telecom Licenses e-SIM's RapidPLUS MMI Development Software as Part of Motorola's i.250 Platform

Jerusalem, Israel, August 19, 2002 – e-SIM (NASDAQ:ESIM.OB), the leader in advanced simulation technology for product design, development, web based customer support, training and marketing announced that RTX Telecom, http://www.rtxtelecom.com , a leading supplier of wireless communication product designs, has licensed RapidPLUS technology incorporated in Motorola's (NYSE: MOT) i.250 2.5G Innovative Convergence Platform. The i.250 is a comprehensive silicon-to-software solution for GSM/GPRS wireless handsets. RapidPLUS will be used by RTX Telecom as a tool to customize the HMI of i.250-based handsets it designs for its customers to quickly deploy products with the customized features.

As part of this agreement, RTX Telecom licensed the RapidPLUS CODE development and code generation tool.

RapidPLUS technology enables RTX Telecom and other Motorola customers to save significant development time and costs and enables the development of derivative platforms and implementation of MMI changes with minimal effort. In addition, simulations created with RapidPLUS can be used by Motorla customers to facilitate demonstrating, marketing, training and customer support activities as well.

About e-SIM

Founded in 1990, e-SIM Ltd. (http:[illegible]) is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle by easily creating simulated computer prototypes that are fully functional, interactive and behaviorally identical to the manufactured products and systems. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, ``virtual products" that look and behave like real products, over the Internet or intranet. e-SIM's customer support Web service, LiveManuals (http://www.livemanuals.com), featuring its proprietary product simulations from multiple manufacturers, interactive user manuals, personal product folios for easy reference, comprehensive manufacturer support information and extended warranties.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM Ltd.

Date: September 1, 2002

By *_/s/ Yaron Eldad_*

Yaron Eldad, CFO

FOR IMMEDIATE RELEASE

MEDIA CONTACT:
Shaindy Babad
e-SIM Ltd.
+1-888-742-9364
shaindy@e-sim.com

INVESTOR CONTACT:
Yaron Eldad
e-SIM Ltd.
+972-2-587-0770
yaron@e-sim.co.il

Eastcom Licenses e-SIM Software as Part of Motorola's i.250 Platform

Jerusalem, Israel, August 6, 2002 – e-SIM (NASDAQ:ESIM.OB), the leader in advanced simulation technology for product design, development, web based customer support, training and marketing announced that Eastcom, a leading manufacturer of mobile communications products, has licensed RapidPLUS technology incorporated in Motorola's (NYSE: MOT) i.250 2.5G Innovative Convergence Platform. The i.250 is a comprehensive silicon-to-software solution for GSM/GPRS wireless handsets. RapidPLUS will be used by Eastcom as a tool to customize the HMI of i.250-based handsets and quickly deploy products with the customized features.

As part of this agreement, Eastcom licensed the RapidPLUS CODE development and code generation tool, as well as its State Machine Runtime Engine, which will be incorporated in each of its handsets.

RapidPLUS technology enables Eastcom and other Motorola customers to save significant development time and costs and enables the development of derivative platforms and implementation of changes with minimal effort. In addition, simulations created with RapidPLUS can be used by Eastcom to facilitate demonstrating, marketing, training and customer support activities as well.

About e-SIM
Founded in 1990, e-SIM Ltd. (http://www.e-sim.co.il) is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle by easily creating simulated computer prototypes that are fully functional, interactive and behaviorally identical to the manufactured products and systems. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, ``virtual products" that look and behave like real products, over the Internet or intranet. e-SIM's customer support Web service, LiveManuals (http://www.livemanuals.com), featuring its proprietary product simulations from multiple manufacturers, interactive user manuals, personal product folios for easy reference, comprehensive manufacturer support information and extended warranties.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

# # #

FOR IMMEDIATE RELEASE

MEDIA CONTACT:
Shaindy Babad
e-SIM Ltd.
+1-888-742-9364
shaindy@e-sim.com

INVESTOR CONTACT:
Yaron Eldad
e-SIM Ltd.
+972-2-587-0770,
yaron@e-sim.co.il

RTX Telecom Licenses e-SIM's RapidPLUS MMI Development Software as Part of Motorola's i.250 Platform

Jerusalem, Israel, August 19, 2002 – e-SIM (NASDAQ:ESIM.OB), the leader in advanced simulation technology for product design, development, web based customer support, training and marketing announced that RTX Telecom, http://www.rtxtelecom.com , a leading supplier of wireless communication product designs, has licensed RapidPLUS technology incorporated in Motorola's (NYSE: MOT) i.250 2.5G Innovative Convergence Platform. The i.250 is a comprehensive silicon-to-software solution for GSM/GPRS wireless handsets. RapidPLUS will be used by RTX Telecom as a tool to customize the HMI of i.250-based handsets it designs for its customers to quickly deploy products with the customized features.

As part of this agreement, RTX Telecom licensed the RapidPLUS CODE development and code generation tool.

RapidPLUS technology enables RTX Telecom and other Motorola customers to save significant development time and costs and enables the development of derivative platforms and implementation of MMI changes with minimal effort. In addition, simulations created with RapidPLUS can be used by Motorla customers to facilitate demonstrating, marketing, training and customer support activities as well.

About e-SIM
Founded in 1990, e-SIM Ltd. ([illegible]) is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle by easily creating simulated computer prototypes that are fully functional, interactive and behaviorally identical to the manufactured products and systems. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, ``virtual products" that look and behave like real products, over the Internet or intranet. e-SIM's customer support Web service, LiveManuals (http://www.livemanuals.com), featuring its proprietary product simulations from multiple manufacturers, interactive user manuals, personal product folios for easy reference, comprehensive manufacturer support information and extended warranties.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM Ltd.

Date: September 1, 2002

By *_/s/ Yaron Eldad_*

Yaron Eldad, CFO